POLYMET MINING CORP.


TSX Venture Exchange Trading Symbol - POM

May 15, 2003

NEWS RELEASE

William Murray, the President of Polymet Mining Corp.
(the "Company"),announces the closing of the Company's non-brokered private placementfor a total of 1,904,760 units (the "Private Placement Units"), each unit comprised of one common share and one non-transferable share purchase warrant, in the capital stock of the Company at $0.0525 per unit to net the treasury an aggregate of $99,999.90 took place effective May 8, 2003. One share purchase warrant entitles the investors to purchase one additional common share of the Company for a period of 12 months from the closing at $0.10 per share.

The common shares and any shares issued on the exercise of the share purchase warrants forming a part of the Private Placement Units will be subject to the following
"hold periods":

a)in accordance with Multilateral Instrument 45 - 102,
Resale of Securities, the securities will be subject to a hold period of 12 months and one day from the date of closing and other restrictions on resale and must bear the legend pursuant thereto; and
b) In accordance with the policies of the TSX Venture Exchange, the securities will be subject total hold period of four months from the date of issuance thereof and must bear the legend required pursuant to Section 4.3, Hold Period Legends, of Policy 3.2, Filing Requirements and Continuous Disclosure.

POLYMET MINING CORP.

Per:	signed:
"William Murray"

William Murray, President



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacyor accuracy of the content of this news release.



#1116 - 925 West Georgia Street, Vancouver, BC V6C 3L2
Telephone: (604) 669-4701   Facsimile: (604) 669-4776
Website: www.polymetmining.com